UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CIM COMMERCIAL TRUST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series L Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

125525857

(CUSIP Number of Class of Securities)

David Thompson

Chief Executive Officer

CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, Texas 75252

(972) 349-3200

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$78,437,049.60	$10,181.13

(1)         Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 2,693,580 shares of Series L Preferred Stock, par value $0.001 per share, of CIM Commercial Trust Corporation at a price of $29.12 U.S. dollars per share (which amount will be converted to New Israeli Shekels for payment thereof as described in this Schedule TO).

(2)         Calculated in accordance with Rule 0-11, promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, at a rate of $129.80 per million dollars of the transaction valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐           Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒         issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CIM Commercial Trust Corporation, a Maryland corporation and publicly traded real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase for cash up to 2,693,580 shares of its Series L Preferred Stock, par value $0.001 per share (the “Series L Preferred Stock”), representing one third of the outstanding shares of Series L Preferred Stock, at a price of $29.12 U.S. dollars (“USD”) per share (the “Purchase Price”) or 102.64% of the stated value of the Series L Preferred Stock (of which $1.39 USD, or 4.90%, reflects the amount of dividends on the Series L Preferred Stock that will have accrued as of the Expiration Date (as defined below)), to be paid in New Israeli Shekels (“ILS”) as described below, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated October 22, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), and the related Member Holder Acceptance Notice (the “Member Holder Acceptance Notice”), a form of which is filed herewith as Exhibit (a)(1)(F), and which, together with any amendments or supplements thereto, collectively constitute the “Offer”. The Offer will expire at 4:00 P.M., Israel Time (9:00 A.M., New York Time), on November 20, 2019, unless the Offer is extended or earlier terminated by the Company (such time and date, as they may be extended, the “Expiration Date”).

The Purchase Price will be paid in cash in ILS, based on the weighted average of the USD/ILS exchange rates of all the transactions (which may be one or more) completed by the bank(s) through which payment is converted by, or caused to be converted by, the Company from USD to ILS on the first U.S. and Israeli business day prior to the settlement date in respect of shares of Series L Preferred Stock properly tendered to and accepted by us.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase, the Letter of Transmittal and the Member Holder Acceptance Notice, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is CIM Commercial Trust Corporation, a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 17950 Preston Road, Suite 600, Dallas, Texas 75252; (972) 349-3200.

(b) This Schedule TO relates to the Series L Preferred Stock of the Company, par value $0.001 per share. As of October 21, 2019, there were 8,080,740 shares of Series L Preferred Stock outstanding. The information set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 7, “Market Information; Dividends on Series L Preferred Stock”, of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) CIM Commercial Trust Corporation is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The information set forth in Section 9, “Certain Information Concerning the Company”, of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) The information set forth in “Summary Term Sheet”, Section 1, “Terms of the Offer; Proration”, Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, Section 3, “Procedures for Tender”, Section 4, “Withdrawal of Tenders”, Section 5, “Acceptance of Tendered Shares; Return of Unaccepted Shares”, Section 6, “Conditions of the Offer”, Section 8, “Source and Amount of Funds”, Section 10, “Interests of Directors, Executive Officers and Affiliates”, Section 11, “Certain Legal Matters; Regulatory Approvals”, Section 12, “Certain Material U.S. Federal Income Tax and Israeli Income Tax Consequences”, and Section 13, “Extension, Amendment and Termination of the Offer”, of the Offer to Purchase is incorporated herein by reference.

(a)(2) Not applicable.

(b) The information set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, and Section 10, “Interests of Directors, Executive Officers and Affiliates”, of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates”, of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in “Summary Term Sheet” and Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Summary Term Sheet” and Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Summary Term Sheet” and Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in “Summary Term Sheet” and Section 8, “Source and Amount of Funds”, of the Offer to Purchase is incorporated herein by reference.

(b) There are no material conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) The information set forth in Section 8, “Source and Amount of Funds”, of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates”, of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates”, of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 14, “Fees and Expenses”, of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates”, of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 11, “Certain Legal Matters; Regulatory Approvals”, of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the Member Holder Acceptance Notice, a form of which is filed herewith as Exhibit (a)(1)(F), as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12. EXHIBITS.

See Exhibit Index.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIM COMMERCIAL TRUST CORPORATION

By:	/s/ DAVID THOMPSON
Name:	David Thompson
Title:	Chief Executive Officer
Date:	October 22, 2019

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated as of October 22, 2019.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of October 22, 2019.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of October 22, 2019.

(a)(1)(E)	Form of TASE Member Acceptance Notice to the Israeli Depositary.

(a)(1)(F)	Form of Member Holder Acceptance Notice to the applicable TASE Member.

(a)(1)(G)	Form of Notice of Withdrawal from a Member Holder to the applicable TASE Member.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement, published on October 22, 2019.

(a)(5)(B)*	Form of Israel Newspaper Publication, published on October 23, 2019 (Israel Time).

(a)(5)(C)	Press Release, dated as of October 22, 2019 (published in English and in Hebrew).

(b)(1)

Credit Agreement, dated as of October 30, 2018, by and among certain subsidiary borrowers of CIM Commercial Trust Corporation, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, as syndication agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-11 (No. 333-232232) filed with the SEC on October 2, 2019).

(d)(1)	2015 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2015).

(d)(2)

Amended and Restated Executive Employment Contract with Jan F. Salit, dated as of August 30, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(3)

Amended and Restated Executive Employment Contract with Barry N. Berlin, dated as of August 30, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(4)

Master Services Agreement, dated as of March 11, 2014, by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(5)

Service Agreement, dated as of August 7, 2014, by and among CIM Commercial Trust Corporation and CIM Service Provider, LLC, under the Master Services Agreement dated March 11, 2014, by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(6)

Registration Rights and Lockup Agreement, dated as of March 11, 2014, by and among Urban Partners II, LLC and PMC Commercial Trust (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(7)

Form of Indemnification Agreement for directors and officers of CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(8)

Staffing and Reimbursement Agreement, dated as of January 1, 2015, by and among CIM SBA Staffing, LLC, PMC Commercial Lending, LLC and CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).

(d)(9)

Investment Management Agreement, dated as of December 10, 2015, by and between CIM Urban Partners, L.P. and CIM Investment Advisors, LLC. (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2016).

(d)(10)

Assignment Agreement, dated as of January 1, 2019, by and among CIM Capital, LLC (formerly known as CIM Investment Advisors, LLC), CIM Capital Controlled Company Management, LLC, CIM Capital RE Debt Management, LLC, CIM Capital Real Property Management, LLC and CIM Capital Securities Management, LLC (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 18, 2019).

(d)(11)

Second Amended and Restated Agreement of Limited Partnership of CIM Urban Partners, L.P., dated as of December 22, 2005, by and among CIM Urban Partners GP, Inc. and CIM Urban REIT, LLC (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).

(d)(12)

Form of Amended and Restated Dealer Manager Agreement, by and between CIM Commercial Trust Corporation and CCO Capital, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-11 (Reg. No. 333-232232) filed with the SEC on October 2, 2019).

(d)(13)	Form of Soliciting Dealer Agreement (incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form S-11 (Reg. No. 333-210880) filed with the SEC on August 11, 2016).

(d)(14)	Form of Soliciting Dealer Agreement (incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form S-11 (Reg. No. 333-232232) filed with the SEC on October 2, 2019.

(g)	Not applicable.

(h)	Not applicable.

*              Translated from Hebrew.